UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [November], 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )            No            Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   (            )            No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated November 14, 2006 Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE THIRD QUARTER RESULTS FOR FISICAL YEAR 2006

Seoul, Korea, November 14, 2006 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the nine months ended September 30, 2006

The Company reported total revenues of 63,520 million won for the third quarter of 2006, decreased by 6.9 percent from total revenues of 68,214 million won for the third quarter of 2005. And, gross profit for the third quarter of 2006 was 6,999 million won decreased by 47.1 percent from gross profit of 13,234 million won for the third quarter of 2005. Operating loss for the third quarter of 2006 was 6,676 million won, which represents deterioration from our operating profit of 787 million won for the third quarter of 2005. Moreover, Mirae accounted 7,304 million won of ordinary loss and net loss, respectively, for the third quarter of the fiscal year 2006; whereas, ordinary profit and net profit of 11,651 million won for the third quarter of the fiscal year 2005.

[Table 1.] Summary of Operating Results of FY 2006 3Q vs. FY 2005 3Q

(Unit: in million Korean won, %)

Category	FY 2006 3Q	FY 2005 3Q	% Change	Comment
Revenues	63,520	68,214	- 6.9
Gross profit	6,999	13,234	-47.1
Operating income (loss)	(6,676)	787		Turnover Operating loss
Ordinary income (loss)	(7,304)	11,651		Turnover Ordinary loss
Net income (loss)	(7,304)	11,651		Turnover Net loss

Total revenues decreased for the third quarter of 2006 slightly, and operating income also decreased by 948.3%. Operating loss resulted primarily from the increase in selling, general and administrative expenses and the increase in foreign exchange and translation loss of 268.8% for the third quarter of 2006, as compared to the same period of 2005.

Our operating results have experienced, and may continue to experience, severe fluctuation and downward pressure as a result of a number of factors, some of which are interrelated, associated with the markets of the semiconductor in which we operate, and severe foreign exchange fluctuation.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2006 3Q	FY 2005 3Q
Asia	12.2	13.6
Europe	5.2	5.9
US	22.8	20.7

Overseas Total	40.2	40.2

Domestic	59.8	59.8

Total	100.0	100.0

Each division fully portrays its figures for the third quarter of 2006 as follows. Automated Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 46,596million won, or 44.2 percent increase, for the third quarter of 2006 from 32,308 million won for the same period of 2005. The semiconductor equipment industry is expected to grow continuously in this year; and we hope that our ATE sales show its growth accordingly. SMD Placement System Division (SMT) generated revenues of 10,253 million won for the third quarter of 2006, decreased by 60.4 percent from 25,876 million won for the third quarter of 2005. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 73.4 percent, 16.1 percent and 10.5 percent, respectively, for the third quarter of 2006.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2006 3Q	FY 2005 3Q	% Change
ATE Division	46,596	32,308	+44.2
SMT Division	10,253	25,876	-60.4
Other	6,671	10,030	-33.5
Total	63,520	68,214	-6.9

Highlights of FY 2006

January 11, 2006

•	Mirae Corporation filed a third amended annual report on Form 20-F, for the fiscal year ended December 31, 2004, as filed with the U.S Securities and Exchange Commission on June 30, 2005 and as amended on July 28, 2005 and November 30, 2005, in order to set forth in Item 15, disclosure regarding our controls and procedures in response to comments received from the United States Securities and Exchange Commission.

January 31, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,422,160,000

February 24, 2006

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 17, 2006

The agenda for the 15th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

2) Election of outside auditor

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2005.

2) Partial amendment to articles of incorporation.

3) Appointment of New outside directors who become members of audit committee

4) Election of directors

5) Approval of the ceiling amount of the Remuneration for Directors

6) Partial amendment to retirement allowance regulation of directors

February 24, 2006

•	Appointed Deloitte Anjin as the Company’s Outside Auditor

March 9, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,485,000,000

March 17, 2006

•	Result of the 15th Annual Shareholders’ Meeting

    1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2005

    → Resolved as proposed

    2) Partial amendment to articles of Incorporation

    → Resolved as proposed

    3) Appointment of New Outside Directors who become members of audit committee

    → Resolved as proposed

    4) Election of directors

    → Resolved as proposed

    5) Approval of the ceiling amount of remuneration for directors

    → Resolved as proposed

    6) Partial amendment to retirement allowance regulation of directors

    → Resolved as proposed

April 24, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,493,815,000

June 9, 2006

•	We received a demand for payment of Won 2,284million (US$2,261 thousand) from the acquirer of our interest in SoftForum. Under the agreement of transfer of management rights and shares entered into with such acquirer, we agreed that in the event the acquirer could not recover at least 70% of the trade accounts receivable of SoftForum outstanding on the date of consummation for the transaction within 12 months of December 31, 2004, we would pay the shortfall amount. The acquirer failed to collect trade accounts receivable over 70% as of December 31, 2005.

July 24, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,122,000,000

August 21, 2006

•	To establish a mass-production line of a 32-inch Flat Fluorescent Lamp(FFL) for LCD(Liquid Crystal Display)TV

•	Details of subject: We announced on August 21, 2006 that we have established a mass-production line of a 32-inch Flat Fluorescent Lamp (FFL) for serving as a back light unit(BLU) for LCD(Liquid Crystal Display) TV.

1.Summary

We have succeeded in manufacturing FFL using our own developed glass forming machine(GFM) for 32-inch in March 2005. Our FFL is the flat-typed product formed with in 1mm-thin glass. After fluorescent material coated on its inner surface, gas is inserted into the hermetic discharge space between its upper and lower glass plates.

2. Features and good points

 High brightness and increase in uniformity of luminance

‚ Thin FFL allow less use of parts in related with BLU such as optical sheet and inverter to structure a slim BLU

ƒ Automation production through simple exhaust process with Tip-less FFL

„ Implementation of outer electrode increase life time of lamp inside BLU

… Manufacturing capacity of 20,000 units of 32-inch FFL per month

September 5, 2006

•	Determination of provisional disposition for Patent Infringement Lawsuits against TechWing Inc.

•	Details of subject:

1. Litigant

- Plaintiff: Mirae Corporation

- Defendant: TechWing Inc.

2. Summary of decision

-Defendant should be prohibited from all economic actions including manufacture, sell, use, assign, lease or any advertisement, display for assignment or lease on the lawsuit related test handler

-Defendant should stop taking possession of the lawsuit related test handler but not being brought to completion, which are stored in his head office, branch office, factory, office, or warehouse, placed on sale, or in use, and place all of the lawsuit related test handler in the custody of the bailiff whom the plaintiff authorizes to act on his behalf.

November 14, 2006

•	Glass Forming Machine and Vacuum Exhaust System for manufacturing LCD TV

Contract amount (KRW): 9,800,000,000

•	Terms and conditions of contract

- We shall complete the Plant within eight (8) months from the contract date.

- Twenty percent (20%) of the total contract amount as advance payment shall be paid.

- Seventy percent (70%) of the total contract amount as progress payment shall be paid by seven installments and each installment shall be ten percent (10%) of the total contract amount.

- Ten percent (10%) of the total contract amount as the payment of balance shall be paid when it is confirmed by both parties that yield of the completed Plant is more than ninety percent (90%).

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

September 30, 2006

DECEMBER 31, 2005

(In millions of Korean won)

ASSETS

	FY 2006 3Q	FY 2005
	(Unaudited)	(Audited)
CURRENT ASSETS :
Cash and cash equivalents	3,041	7,143
Short-term financial instruments	45,744	46,828
Marketable securities	61	295
Accounts receivable - trade, net	24,077	43,553
Short-term loan	807	707
Accounts receivable - other	8,509	9,062
Inventories	20,086	23,999
Accrued interest income	1,124	896
Advance payments and others	16,464	9,377
Prepaid income taxes	201	207

Total Current Assets	120,114	142,067

NON-CURRENT ASSETS :
Property, plant and equipment - net	42,576	46,061
Intangible assets - net	20,503	16,700
Investment securities	6,218	6,800
Long-term and restricted bank deposits	671	666
Guarantee deposits, net	4,904	4,764
Long-term receivables	1,634	1,634
Long-term loans and other	595	962

Total Non-Current Assets	77,101	77,587

TOTAL ASSETS	197,215	219,654

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

September 30, 2006

DECEMBER 31, 2005

(In millions of Korean won)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	FY 2006 3Q	FY 2005
	(Unaudited)	(Audited)
CURRENT LIABILITIES :
Accounts payable - trade	7,917	18,272
Short-term borrowings	38,834	39,717
Accounts payable - other	1,056	1,307
Advance receipts from customers	483	111
Withholdings	270	173
Accrued expenses and other	1,456	1,449
Short-term guarantee deposits received	25	15
Current long-term liability	1,161	624
Allowance for guarantee deposited and others	24,482	26,562

Total Current Liabilities	75,684	88,230

LONG-TERM LIABILITIES :
Long-term borrowings	4,353	5,598
Long-term guarantee deposits received	25	123
Accrued severance indemnities, net	1,696	2,136
Deffered tax liabilities	370	705

Total Long-term Liabilities	6,444	8,562

Total Liabilities	82,128	96,792

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 183 million shares as of June 30,2006 and December 31 2005	18,387	18,387
Capital surplus :
Additional paid-in capital	132,616	132,616
Other Capital Surplus	192	192
Retained earnings(Accumulated deficit) :
Unappropriated	(34,386)	(27,082)
Capital adjustments :
Treasury stock	(2,379)	(2,379)
Gain on valuation of investment securities	975	1,860
Negative capital variation of equity method	(617)	(950)
Loss on disposition of treasury stock	(1,445)	(1,445)
Additional paid-in capital - employee stock options	1,744	1,663

Total Shareholders’ Equity	115,087	122,862

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	197,215	219,654

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(In millions of Korean won, except per share data)

	FY 2006 3Q	FY 2005 3Q
	(Unaudited)	(Unaudited)
REVENUES	63,520	68,214
COST OF SALES	56,521	54,980

GROSS PROFIT	6,999	13,234
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	13,675	12,447

OPERATING INCOME (LOSS)	(6,676)	787

OTHER INCOMES	4,174	25,452
OTHER EXPENSES	4,802	14,588

ORDINARY PROFIT (LOSS)	(7,304)	11,651

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME(LOSS)	(7,304)	11,651

NET INCOME(LOSS) PER SHARE (In Korean won)	(40)	65

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(In millions of Korean won)

	FY 2006 3Q	FY 2005 3Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	(7,304)	11,651

Expenses not involving cash payments :
Provision for severance indemnities	622	757
Depreciation and amortization	2,901	3,362
Allowance for bad debts	—	933
Loss from depreciation of intangible assets	1,269	822
Allowance for bad debts for others	427	6,077
Foreign currency translation loss	666	—
Loss from valuation of short-term securities	—	2
Loss from disposal of tangible asset	1	4,724
Loss from disposal and valuation of investment securities	—	—
Equity in losses of affiliate	201	1,075
Loss on disposition of short-term securities	4	—
Expense from A/S	720	1,044
Loss on valuation of Forward on Foreign Currency	—	18
Cost of interest	—	145
Compensation cost related to stock options	80	184
Loss from disposal of account receivable	29	—
Others	—	—

Sub-total	6,920	19,143
Income not involving cash receipts :
Foreign currency translation gain	(651)	(14)
Recapture of present value discount account	(249)	(128)
Gain on disposal and valuation of marketable securities	(18)	(127)
Gain on disposal of tangible assets	(14)	(11,889)
Gain on disposition of investment securities	—	(9,599)
Reversal of allowance for bad debts	(909)
Gain on forward foreign exchange valuation	0	0

Sub-total	(1,841)	(21,757)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(In millions of Korean won)

	FY 2006 3Q	FY 2005 3Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	19,938	(16,463)
Accounts receivable - other	371	(3,472)
Accrued income	(228)	(340)
Advance payments	(5,262)	(3,695)
Prepaid expenses	27	45
Prepaid income tax	6	(4)
Inventories	2,987	7,235
Accounts payable - trade	(10,347)	(2,021)
Accounts payable - other	(251)	(564)
Advance receipts from customers	373	(1,089)
Withholdings	97	105
Accrued expenses	7	(457)
Loss from construction warranty	(3)	(365)
Severance indemnity payments	(1,061)	(1,112)
Decrease in provision for guarantees of the indebtedness	(2,077)	—

Sub-total	4,577	(22,197)

	2,352	(13,160)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	25,119	30,482
Decrease in Trading securities	4,256	—
Decrease in short-term loans	—	116
Decrease in investment securities	—	—
Proceeds from disposal of investment securities by equity	—	9,010
Decrease in long-term loans	368	668
Decrease in long-term account receivables	—	2,060
Decrease in guarantee deposits	962	108
Proceeds from disposal of property, plant and equipment	154	16,555
Proceeds from disposal of landed property	—	18,474
Increase in guarantee deposits	7	—
Increase in Long term guarantee deposits	10	108
Decrease in long-term financial instruments	2	—

	30,878	77,581

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(In millions of Korean won)

	FY 2006 3Q	FY 2005 3Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in investment securities	4,009	246
Increase in short-term loans	150	512
Increase in long-term financial instruments	7	6
Acquisition of investment securities by equity method	—	2,000
Acquisition of available-for-sale securities	507	—
Increase in long-term loans	—	10
Increase in guarantee deposits	1,102	246
Acquisition of property, plant and equipment	550	726
Increase in construction in-progress	453	2,068
Acquisition of other tangible assets	686	603
Acquisition of industrial rights	404	1,189
Increase in research and development cost	4,378	6,175
Decrease in guarantee deposits	—	171
Decrease in Long term guarantee deposits	104	3,377
Increase in short-term financial instruments	24,035	42,539

	36,385	59,868
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash in flows from financing activities :
Issuance of common shares	—	—
Increase in short-term borrowings	39,024	46,549
Increase in long-term borrowings	—	1,200

Sub total	39,024	47,749

Cash out flows from financing activities :
Decrease in short-term borrowings	(39,658)	(51,222)
Decrease in long-term borrowings	(16)	(5,292)
Decrease in current maturities of long-term liabilities	(297)	(2,237)

Sub total	(39,971)	(58,751)

	(947)	(11,002)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,102)	(6,449)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	7,143	14,636

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3,041	8,187

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO